SEC
Mail Processing
Section

MAR 02 2015

Washington DC
403

15048399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., D.C. 124 SECTION

SEC FILE NUMBER
8- 66490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DT Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4421 West Riverside Drive, Suite 102
(No. and Street)

Toluca Lake (City) | CA (State) | 91505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney — 760 815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Suite 831 (Address) | Houston (City) | TX (State) | 77084 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/11

PB 3/13/15

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Markel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DT Securities, Ltd, as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Daniel Markel
President/CCO

Title

-See attached Cert-

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2015, by Daniel Robert Markel,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LUZ M. ALEJANDRE
Commission # 2091780
Notary Public - California
Los Angeles County
My Comm. Expires Nov 28, 2018

(Seal) Signature LMAlejandre

DT Securities, LTD

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

Contents

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
and Board of Directors
DT Securities, Ltd.

I have audited the accompanying statement of financial condition of DT Securities, Ltd. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
February 20, 2015

Certified Public Accountant

DT Securities, LTD
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

ASSETS

Cash	$ 14,684
Other assets	0
Total Assets	$ 14,684

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 6,415
Stockholder's equity	
Common stock, 100,000 shares authorized 1,000 shares issued and outstanding	111,000
Additional paid-in capital	15,000
Accumulated deficit	(117,730)
Total stockholders' equity	8,270
Total Liabilities and Stockholder's Equity	$ 14,684

The accompanying notes are an integral part of these financial statements.

DT Securities, LTD
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

Revenues	
Investment banking	$174,544
Other income	34,000
	208,544
Expenses	
Compensation and employee benefits	171,106
Taxes, licenses, and registration fees	17,623
Professional Services	39,012
Other	4,514
	232,255
Net (loss)	$ (23,711)

The accompanying notes are an integral part of these financial statements.

DT Securities, LTD

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2014

Cash flows from operating activities		
Net (loss)		$ (23,711)
Adjustments to reconcile net loss to Net cash provided by operating activities		
(Increase) Decrease in Assets:		
Other assets	(3,071)	
Increase (Decrease) in Liabilities:		
Accounts payable and accrued liabilities	(5,765)	
Total Adjustments		(8,836)
Net cash provided by operating activities		14,875
Cash flows from investing activities		-
Cash flows from financing activities		
Capital contribution		15,000
Net increase in cash		125
Cash, beginning of year		14,560
Cash, end of year		$ 14,685

Supplemental disclosure of cash flow information:	
Interest paid	$ -
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements.

DT Securities, LTD
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2014

	Common Stock		*Additional Paid-in Capital*	*Accumulated Deficit*	*Equity*
	Shares	*Amount*			
Balance, beginning of year	1,000	$83,000	$28,000	$(94,020)	$16,980
Capital contribution	-	-	15,000	-	15,000
Net income	-	-	-	(23,711)	(23,711)
Balance, end of year	1,000	$83,000	$43,000	$ (117,731)	$ 8,269

The accompanying notes are an integral part of these financial statements.

DT Securities, LTD

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2014

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2014

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

The accompanying notes are an integral part of these financial statements.

THE COMPANY

The Company. DT Securities, LTD. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is a California corporation.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Note 2: INCOME TAXES

The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholder, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 4: RELATED PARTY TRANSACTIONS

During 2014, substantially all commission expenses were paid to the Company's sole stockholder. The stockholder exercises discretion over the amount of commission expense paid relative to commission

revenue earned. In addition, the owner may elect to forego the payment of commission expense if such payment would result in a deficiency of net capital. The Company has an expense sharing agreement with an affiliated company. Under this agreement, the affiliate shall pay certain operating and overhead expenses of the Company.

Note 5: LITIGATION

A pending civil litigation was dismissed on January 24, 2015. The action has been closed with no financial obligation from DT Securities, LTD.

Note 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

DT Securities, LTD
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Stockholder's Equity	$ 8,270
Non-Allowable Assets	$ -
Net Allowable Capital	$ 8,270

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 428
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	3,270

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 6,414
Percentage of Aggregate Indebtedness to Net Capital	77.56 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2014	$ 8,270
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 8,270
Reconciled Difference	-

DT Securities, LTD
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $8,270 which was $3,270 in excess of its required net capital of $5,000. The Company's net capital ratio was 77.56%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company is exempt from Rule 15c3-3 under the exemptive provisions of SEA Rule 15c3-3(k)(2)(i) and, accordingly, has no possession or control requirements.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

DT Securities, LTD

February 23, 2015

Nathan Tuttle
14220 Park Row, Suite 831
Houston, TX 77084

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Mr. Tuttle,

To the best knowledge and belief DT Securities, LTD:

1. DT Securities, LTD claims exemption **15c3-3(k)(2)(i)** from 15c3-3;
2. DT Securities, LTD has met the identified exemption from June 1, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3, below;
3. DT Securities, LTD has had no exceptions to report this fiscal year.

Regards,

Nicolette Denney
Financial Operations Officer
DT Securities, LTD

February 23, 2015

4421 WEST RIVERSIDE DRIVE, SUITE 102, TOLUCA LAKE, CA 91505, 818-822-9726

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

February 20, 2015

Dan Markel
DT Securities, Ltd.
4421 West Riverside Drive, Suite 102
Toluca Lake, CA 91505

Dear Mr. Markel:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which DT Securities, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which DT Securities, Ltd .claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) "Special Account for the Exclusive Benefit of customers" maintained. DT Securities, Ltd. stated that DT Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. DT Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DT Securities, Ltd.s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 20, 2015